[redacted]

09058883

AB
3/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 2 2009

BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

UN SECURITIES AND ...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Laura Street, Suite 3625
(No. and Street)

Jacksonville	FL	32202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Bishop, Jr. — (904) 354-5573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBA Certified Public Accountants, PA
(Name – *if individual, state last, first, middle name*)

501 Riverside Ave, Suite 800	Jacksonville	FL	32202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB
3/17

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co. , as of February 26 , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANYA ELAYNE GUYDOS
MY COMMISSION # DD764974
EXPIRES March 04, 2012
(407) 398-0153 FloridaNotaryService.com

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

FINANCIAL REPORT

Year Ended December 31, 2008

ALLEN C. EWING & CO.

Table of Contents

	Page
Annual audited report, form x-17a-5, part III, facing page	1
Report of independent certified public accountants	2
Financial statements	
Consolidated statement of financial condition	3
Consolidated statement of operations	4
Consolidated statement of comprehensive loss	5
Consolidated statement of changes in stockholder's equity	6
Consolidated statement of cash flows	7
Notes to consolidated financial statements	8/13
Supplementary data	
Computation of Net Capital computed under Rule 15c3-1 of the Securities and Exchange Commission	14
Consolidating statement of financial condition	15
Consolidating statement of operations	16
Consolidating statement of cash flows	17
Report of independent certified public accountants on internal control structure required by SEC rule 17a-5	18/20

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4913
Phone: 904.396.4015
Fax: 904.399.4012
www.thelbagroup.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

Report of Independent Certified Public Accountants

To the Board of Directors
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying consolidated statement of financial condition of Allen C. Ewing & Co. and affiliate (collectively referred to as "the Company") as of December 31, 2008, and the related consolidated statements of operations, comprehensive loss, changes in stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. and affiliate as of December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The computation of net capital computed under Rule 15c3-1 of the Securities and Exchange Commission on page 13 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information on pages 14 through 16 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

LBA Certified Public Accountants, P.A.

February 26, 2009

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets	
Cash and cash equivalents	$ 194,690
Restricted cash	50,000
Accounts receivable	47,853
Deferred tax asset	222,859
Furniture and equipment, net	16,948
Other assets	32,841
Total assets	$ 565,191
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 22,724
Due to parent	54,664
Total Liabilities	77,388
Stockholder's equity:	
Controlling interest:	
Common stock	510
Additional paid-in capital	918,718
Accumulated deficit	(413,686)
Total Controlling Interest	505,542
Noncontrolling Interest In Affiliate	(17,739)
Total Stockholder's Equity	487,803
Total liabilities and stockholder's equity	$ 565,191

See accompanying notes and report of independent certified public accountants.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Investment banking fees	$ 1,185,671
Private placement fees	344,250
Brokerage commissions market securities	254,449
Ewing Fund I Mgmt and admin. fees	97,000
Ewing Fund III Mgmt and admin. fees	99,000
Loan review fees	224,500
Interest and dividend income	4,380
Total Revenues	2,209,250
Expenses:	
Investment banking commissions	615,987
Private placement commissions	176,978
Brokerage commissions	92,398
Ewing Fund III commissions	20,927
Total commissions and expenses	906,290
Salaries, consultants, and employee benefits	458,043
General and administrative	261,620
Occupancy and maintenance	188,676
Total operating and administrative expenses	908,339
Brokerage and clearing	124,059
Loan review costs	161,680
Professional and regulatory	138,177
Advertising and promotion	9,623
Depreciation	12,789
Interest expense	3,224
Total other expenses	449,552
Total Expenses	2,264,181
Loss before income tax benefit	(54,931)
Income tax benefit	18,228
Consolidated net loss	(36,703)
Less: net income attributable to noncontrolling interest affiliate	(32,390)
Net loss attributable to controlling interest	$ (69,093)

See accompanying notes and report of independent certified public accountants.

ALLEN C. EWING & CO

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2008

Consolidated net loss	$ (36,703)
Other comprehensive loss:	
Change in unrealized holding gains on securities (net of tax)	(10,587)
Reclassification adjustment for gains included in consolidated net loss	(1,947)
Total other comprehensive loss	(12,534)
Consolidated comprehensive loss	$ (49,237)

See accompanying notes and report of independent certified public accountants.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Controlling Interest	Non-Controlling Interest	Total Stockholder's Equity
Balance, December 31, 2007	$ 510	$ 896,703	$ (344,593)	$ 12,534	$ 565,154	$ (50,129)	$ 515,025
Unrealized loss on available for sale securities, net of tax	-	-	-	(12,534)	(12,534)	-	(12,534)
Capital contribution	-	22,015	-	-	22,015	-	22,015
Net (Loss) Income	-	-	(69,093)	-	(69,093)	32,390	(36,703)
Balance, December 31, 2008	$ 510	$ 918,718	$ (413,686)	$ -	$ 505,542	$ (17,739)	$ 487,803

See accompanying notes and report of independent certified public accountants.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Consolidated net loss	$ (36,703)
Adjustments to reconcile consolidated net loss to net cash used by operating activities:	
Depreciation	12,788
Gain on sale of marketable securities	(1,947)
Income tax benefit	(18,288)
Net changes in:	
Accounts receivable	19,620
Other assets	(23,423)
Accounts payable and accrued expenses	(15,388)
Net Cash Used By Operating Activities	(63,341)
Cash flows from investing activities:	
Purchase of fixed assets	(7,981)
Proceeds from sale of marketable securities	19,107
Net Cash Provided By Investing Activities	11,126
Cash flows from financing activities:	
Net repayments to parent	(336)
Capital contribution	22,015
Net Cash Provided By Financing Activities	21,679
Net decrease in cash and cash equivalents	(30,536)
Cash and cash equivalents, beginning	275,226
Cash and cash equivalents, ending	$ 244,690

See accompanying notes and report of independent certified public accountants.

1. Nature of Business

Allen C. Ewing & Co. (ACE) is incorporated in the State of Florida as a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation (SIPC). ACE provides full-service securities brokerage and investment banking, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, and valuations of securities for institutions located primarily in the Southeast United States.

Ewing Loan Advisors, Inc. (ELA) is incorporated in the state of Florida and provides loan review and advisory services to community banks and thrifts in the Southeast United States.

The sole shareholder of both entities is Ewing Capital Partners, LLC, a Florida limited liability company.

2. Summary of Significant Accounting Policies

Consolidation

Financial Accounting Standards Board Interpretation No. 46 (R), *Consolidation of Variable Interest Entities* ("FIN 46"), requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The accompanying financial statements include the accounts of Allen C. Ewing & Co. and its affiliate Ewing Loan Advisors, Inc. (collectively referred to as the "Company") which are under common control. Allen C. Ewing & Co. has adopted the Financial Accounting Standards Board Interpretation No. 46R Consolidating Variable Interest Entities. Ewing Loan Advisors, Inc. is a variable interest entity of Allen C. Ewing & Co. and, accordingly, consolidation is required. All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Any instrument which has an original maturity of ninety days or less when purchased is considered a cash equivalent.

Restricted Cash

Restricted cash is held by ACE for the purpose of complying with the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). See Note 5.

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Management evaluates specific trade receivables outstanding greater than ninety days, makes an estimate of losses to be sustained, and includes this amount in the allowance for doubtful accounts. Uncollectible amounts are charged against the allowance account when management determines, after unsuccessful collection attempts, the possibility of collection is remote. The allowance for doubtful accounts was determined to be zero at December 31, 2008.

Investments

The company classifies its marketable securities as available for sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 *Accounting for Certain Investments in Debt and Equity Securities.* Realized gains and losses, determined using the first-in, first-out (FIFO) method are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Furniture and Equipment

Furniture and equipment are carried at cost, less accumulated depreciation ($101,365 at December 31, 2008). Depreciation is calculated on the straight-line method over the estimated useful lives of the underlying assets, which range from three to seven years.

Income Taxes

Income taxes are accounted for under the asset and liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amounts of any tax benefits that, based on available evidence, are not expected to be realized.

The Company has elected to apply the provisions of the FASB Staff Position (FSP) FIN 48-3. This FSP delays, for non-public companies, the implementation of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*-an interpretation of FASB Statement No. 109 which clarifies that accounting and reporting for uncertainties in income tax law until, for the Company, the year ended December 31, 2009. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of December 31, 2008, the Company, in managements assessment, has no uncertain tax positions.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned.

Advertising

The Company's policy is to expense advertising and promotion costs as the costs are incurred. Advertising cost for the year ended December 31, 2008, was $9,623.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

As of December 31, 2008, ELA has been advanced $54,664 in the form of a promissory note from its sole stockholder, Ewing Capital Partners, LLC (the "Partnership"). The note bears 6% interest per annum and is due on demand. During 2008, the Company incurred $3,224 of interest expense.

During 2006, ACE organized an investment fund, "Ewing Emerging Financial Institution Fund I, LP" ("Fund I") to invest in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of ACE are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to its management agreement with Fund I, ACE received $97,000 in advisory fees for the year ended December 31, 2008.

During 2007, ACE organized a second investment fund, Ewing Emerging Financial Institution Fund III, LP (Fund III) with similar investment criteria and objectives as Fund I. Certain officers of ACE are officers of the General Partner of Fund III. Pursuant to its management agreement with Fund III, ACE received $99,000 in advisor fees for the year ending December 31, 2008.

3. Related Party Transactions (Continued)

The General partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund LP, LLC. The sole member of the general partner is ACE.

4. Common Stock

As of December 31, 2008, common stock consisted of the following:

Allan C. Ewing & Co.:	
Common Stock, $0.10 par value, 15,000 shares authorized, 5,100 shares issued and outstanding	$ 510
Ewing Loan Advisors, Inc.:	
Common Stock, $1.00 par value, 100,000 shares authorized, 1 share issued and outstanding	$ 1

5. Net Capital Requirements

ACE is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict ACE's business activities should its net aggregate indebtedness to capital ratio exceed 15 to 1. At December 31, 2008, ACE had net capital of $239,180, which was $189,180 in excess of its required net capital of $50,000 at 100% and $179,180 at 120%. At the same date, ACE's ratio of aggregate indebtedness to net capital was .03 to 1. Accordingly, ACE was in compliance with the net capital requirements.

6. Income Taxes

Deferred income taxes result from the recognition of net operating loss carryforwards and temporary differences between the carry amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

The components of the net deferred tax asset are summarized as follows:

Net operating losses	$ 219,418
Goodwill	6,556
Depreciation	(3,439)
Charitable contributions	324
Net Deferred Tax Asset	$ 222,859

6. Income Taxes (Continued)

The Company has total net operating loss carryforwards available to offset future taxable income of approximately $676,538. To the extent not used, these loss carryforwards will begin to expire in 2024.

7. Subordinated Claims

As of December 31, 2008, the Company had no liabilities which were subordinate to the claims of general creditors.

8. Commitments and Contingencies

Cash

The Company places its temporary cash investments with high quality financial institutions. At time, such investments may be in excess of FDIC insured limits. The Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

Leases

The Company rents office space under operating leases having initial or remaining noncancelable terms in excess of one year in Jacksonville, Florida and Charlotte, North Carolina. Rent expense under these leases amounted to $188,676 for the year ended 2008. These leases expire in 2008. Future minimum payments under these leases are as follows:

2009	$ 189,174
2010	125,466
2011	34,674
	$ 349,314

Litigation

The Company has been named as a defendant in a lawsuit involving an alleged violation of Florida's Security Law. The Company has engaged legal counsel and intends to defend against the claim. Management believes that the lawsuit is without merit and as such has not recorded a contingency liability.

9. Concentrations

Accounts receivable from five clients accounted for 23%, 21%, 17%, 15% and 14% of consolidated accounts receivable at December 31, 2008.

Revenue from one client accounted for 50% of consolidated revenues for the year ended December 31, 2008.

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Schedule 1

Net capital:	
Stockholder's equity	$ 505,542
Less:	
Fixed and other nonallowable assets	266,285
Haircuts on money markets	77
Net capital	$ 239,180
Minimum net capital required	$ 50,000
Excess net capital	$ 189,180
Excess net capital at 120%	$ 179,180
Aggregate indebtedness - accounts payable and other liabilities	$ 7,662
Ratio: Aggregate indebtedness to net capital	.03 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
of the Securities and Exchange Commission

There are no differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part LIA FOCUS Report for the quarter ended December 31, 2008, as amended.

This computation includes the accounts of Allen C. Ewing & Co. only and does not include the accounts of its unregulated affiliate, Ewing Loan Advisors, Inc.

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
Assets				
Cash and cash equivalents	$ 189,868	$ 4,822	$ -	$ 194,690
Restricted cash	50,000	-	-	50,000
Accounts receivable	12,353	35,500	-	47,853
Deferred tax asset	211,194	11,665	-	222,859
Furniture and equipment, net	16,948	-	-	16,948
Other assets	32,841	-	-	32,841
Total assets	$ 513,204	$ 51,987	$ -	$ 565,191
Liabilities and stockholder's equity				
Accounts payable and accrued expenses	7,662	$ 15,062	$ -	$ 22,724
Due to parent	-	54,664		54,664
Total Liabilities	7,662	69,726	-	77,388
Stockholder's equity:				
Controlling interest:				
Common stock	510	1	(1)	510
Additional paid-in capital	918,718	-	-	918,718
Accumulated deficit	(413,686)	(17,740)	17,740	(413,686)
Total Controlling Interest	505,542	(17,739)	17,739	505,542
Noncontrolling Interest in Affiliate	-	-	17,739	17,739
Total Stockholder's Equity	505,542	(17,739)	-	487,803
Total liabilities and stockholder's equity	$ 513,204	$ 51,987	$ -	$ 565,191

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
Revenues:				
Investment banking fees	$ 1,185,671	$ -	$ -	$ 1,185,671
Private placement fees	344,250	-	-	344,250
Brokerage commissions market securities	254,449	-	-	254,449
Ewing Fund I Mgmt and admin. fees	97,000	-	-	97,000
Ewing Fund III Mgmt and admin. fees	99,000	-	-	99,000
Loan review fees	-	224,500	-	224,500
Interest and dividend income	4,380	-	-	4,380
Total Revenues	1,984,750	224,500	-	2,209,250
Expenses:				
Investment banking commissions	615,987	-	-	615,987
Private placement commissions	176,978	-	-	176,978
Brokerage commissions	92,398	-	-	92,398
Ewing Fund commissions	20,927	-	-	20,927
Total commissions and expenses	906,290	-	-	906,290
Salaries, consultants, and employee benefits	456,505	1,538	-	458,043
General and administrative	253,409	8,211	-	261,620
Occupancy and maintenance	188,676	-	-	188,676
Total operating and administrative expenses	898,590	9,749	-	908,339
Brokerage and clearing	124,059	-	-	124,059
Loan review costs	-	161,680	-	161,680
Professional and regulatory	136,287	1,890	-	138,177
Advertising and promotion	9,288	335	-	9,623
Depreciation	12,504	285	-	12,789
Interest expense	-	3,224	-	3,224
Total other expenses	282,138	167,414	-	449,552
Total Expenses	2,087,018	177,163	-	2,264,181
Income (loss) before income tax benefit (provision)	(102,268)	47,337	-	(54,931)
Income tax benefit (provision)	33,175	(14,947)	-	18,228
Net (loss) income	$ (69,093)	$ 32,390	$ -	$ (36,703)

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
Cash flows from operating activities:				
Net Income (Loss)	$ (69,093)	$ 32,390	$ -	$ (36,703)
Adjustments to reconcile net income (Loss) to net cash provided (used) by operating activities:				
Depreciation	12,504	284	-	12,788
Income tax expense (benefit)	(33,235)	14,947	-	(18,288)
Gain on sale of marketable securities	(1,947)			(1,947)
Net changes in:				
Accounts receivable	(5,421)	25,041	-	19,620
Other assets	(23,423)	-	-	(23,423)
Accounts payable and accrued expenses	(16,447)	1,059	-	(15,388)
Net Cash Provided (Used) By Operating Activities	(137,062)	73,721	-	(63,341)
Cash flows from investing activities:				
Purchase of fixed assets	(7,981)	-	-	(7,981)
Proceeds from sale of marketable securities	19,107			19,107
Advance to related party	69,791	-	(69,791)	-
Net Cash Provided (Used) By Investing Activities	80,917	-	(69,791)	11,126
Cash flows from financing activities:				
Net repayments to parent	-	(70,127)	69,791	(336)
Capital contribution	22,015	-	-	22,015
Net Cash Provided (Used) By Financing Activities	22,015	(70,127)	69,791	21,679
Net increase (decrease) in cash and cash equivalents	(34,130)	3,594	-	(30,536)
Cash and cash equivalents, beginning	274,000	1,226	-	275,226
Cash and cash equivalents, ending	$ 239,870	$ 4,820	$ -	$ 244,690

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4913
Phone: 904.396.4015
Fax: 904.399.4012
www.thelbagroup.com

LBA Certified Public Accountants, PA

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the consolidated statements of Allen C. Ewing & Co. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

February 26, 2009

LBA